EXHIBIT 4.6

September 19, 2008

Dear Employee,

We are pleased to announce that Tower Semiconductor completed its merger with Jazz Technologies. As a result, each Jazz option that you hold, when exercised, will give you the right to purchase 1.8 ordinary shares of Tower (rather than Jazz shares which are no longer tradable). The number of ordinary Tower shares to be granted will be calculated as follows: the number of Jazz shares that would be issued upon exercise of the options prior to the closing of the merger multiplied by 1.8 and rounded down to the nearest whole number of ordinary shares. The exercise price will be calculated by dividing it by 1.8 and rounding up to the nearest whole cent. The Jazz options will continue to be governed by Jazz’s share option plan and said plan shall remain in effect except for the changes specified in this letter. Vested options will become execisable after the SEC declares effectiveness of the registration statement on Form S-8 for the registration of the shares underlying said options. Once declared effective, the Form S-8 will be posted in Jazz’s intranet site under Human Resources.

Tower has chosen Tamir Fishman, Israel’s leading financial group, as its stock administrator. You may visit their web site on www.tamirfishman.com to review their offered services and contact them directly with any specific questions pertaining to your personal option grants. Susan Blumenkrantz will send you a letter with your personal user name and password for entering into the Tamir Fishman system upon completing the following forms:

—	Engagement Letter - Exhibit #1

—	W-9 form (if you are subject to the US tax obligations)- Exhibit #2

—	W-8 form (if you are not subject to any tax obligations in the US)- Exhibit #3

In addition, attached please find a web access presentation from Tamir Fishman which will guide you through their website.

Please review Tower’s insider trading policy attached hereto and pay particular attention to the prohibited periods during which insiders, as defined in the policy, may not trade in Tower’s securities.

We look forward to working together toward achieving our corporate goals and realizing the joint future success and growth of both of our companies.

Sincerely yours, Dalit Dahan VP Human Resources Tower Semiconductor Ltd.